SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



Nor Oeste Pacifico Generacion de Energia Limitada
(Name of foreign utility company)



CMS Energy Corporation
(Name of filing company, if filed on behalf of a foreign utility company)



Item 1

The name of the entity  claiming  foreign  utility  company  status is Nor Oeste
Pacifico Generacion de Energia Limitada ("NOPEL"). The address of NOPEL is Isadora Goyenechea, 3365, 8th Floor, Las Condes, Santiago, Chile. NOPEL is a Chilean limited liability partnership that owns and operates a power generation facility in Mejillones, Second Region of Antofagasta, Chile (the "Facility"). The Facility is comprised of two 355 MW combined cycle, natural gas-fueled generating units. CMS Energy Corporation, a Michigan corporation and an exempt public utility holding company, indirectly owns a fifty percent equity interest in NOPEL through intervening subsidiaries CMS Enterprises Company and CMS Gas Transmission Company. CMS Gas Transmission Company will hold its interest in NOPEL through Western Australia Gas Transmission Company I , a Cayman Island company, CMS Gas Transmission Del Sur Company, a Cayman Island Company and
Compania de Inversiones CMS Energy Chile LLP, a Chilean limited liability partnership . Persons that own more than a five percent equity interest (voting) in NOPEL are:

         Person Name                                    Percentage Interest

         Compania de Inversiones CMS
         Energy Chile LLP                                     50%

         Empresa Nacional de Electricidad S.A.                50%


                                        1



Item 2

Consumers Energy Company, a Michigan corporation and combination electric and gas utility, is also a wholly-owned subsidiary of CMS Energy Corporation. Consumers Energy Company has not paid any portion of the investment in NOPEL.


                                    EXHIBIT A

     The  certification  required  under Section  33(a)(2) of the Public Utility
Holding   Company  Act  from  the  Michigan   Public  Service   Commission  (the
"Certification") is attached hereto.




                                    SIGNATURE


     CMS Energy Corporation has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        By: /s/Michael D. Van Hemert
                                           Name:  Michael D. Van Hemert
                                           Title: Assistant General Counsel


Date: February 27, 2001

                                       2



                                                                      EXHIBIT A


                        S T A T E   O F   M I C H I G A N
                  BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

                                    * * * * *

In the matter of the application of        )
CMS ENERGY CORPORATION for certification   )
pursuant to Section 33(a)(2) of the Public )                    Case No. U-12718
Utility Holding Company Act of 1935.       )
___________________________________________)

At the February 22, 2001 meeting of the Michigan Public Service Commission in Lansing, Michigan.


                     PRESENT:  Hon. Laura Chappelle, Chairman
                               Hon. David A. Svanda, Commissioner
                               Hon. Robert B. Nelson, Commissioner

                                     ORDER

     On November 17, 2000, CMS Energy Corporation (CMS) filed an application requesting certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (PUHCA), 15 USC 79z-5b. CMS is an international energy corporation. Its principal subsidiary is Consumers Energy Company (Consumers), a combination electric and gas utility located entirely in the state of Michigan.

     In the December 16, 1999 order in Case No. U-12224, the Commission granted CMS's request for certification pursuant to 15 USC 79z-5b for up to $600 million in additional CMS equity for international investments in calendar year 2000. Pursuant to that order, CMS invested approximately $74 million in a foreign utility company in 2000.

     CMS believes that there are additional potential investment opportunities in foreign utility companies throughout the world. In this application, CMS seeks a Commission certification that will permit it to pursue additional equity investments in foreign utility companies in calender year 2001, not to exceed $600 million. CMS agrees to provide the Commission with 30 days' notice of all investments, in increments of $50 million. CMS states that the $600 million of total international investment requested for 2001 represents about 3.7% of CMS's September 30, 2000 total assets.

     CMS represents that it is an intrastate holding company exempt from registration as a holding company under Section 3(a)(1) of PUHCA. It further represents that its foreign investment subsidiaries are or will be foreign utility companies that are exempt from regulation under PUHCA if every state commission having jurisdiction over the electric or gas rates of an affiliated public utility company certifies that the state commission has the authority and resources to protect the utility's ratepayers and that the commission intends to exercise that authority. CMS requests that the Commission grant that certification with respect to Consumers. CMS states that any investments will remain separate from Consumers and will not have any effect on Consumers' day-to-day utility services or rates and will not have a material detrimental effect on the financial viability, capital structure, or cost of capital of CMS or Consumers. It asserts that no utility assets of Consumers or assets of any Consumers subsidiary will be pledged or encumbered for this investment. It commits that CMS and its affiliates will not seek recovery of the direct or indirect costs of the investment from Michigan ratepayers and that the proposed transaction will have no effect on the tax revenues of Michigan political subdivisions in which any structure, facility, or equipment of CMS or its subsidiaries is located. CMS will make available books and records reasonably necessary for the Commission to determine that Michigan ratepayers are not being adversely affected. It acknowledges that a grant of certification is not approval of the transaction or a finding that the transaction is reasonable.

     After a review of the application, the Commission finds that it is appropriate to renew the authority granted in Case No. U-12224 and to certify that, as to up to $600 million in international investments in calender year
2001, it has the authority and resources under Michigan law to protect Michigan's utility ratepayers and that it intends to exercise that authority. The Commission reaches this conclusion based on its review of Michigan law and past practice. It also notes the absence of a submission by any party in opposition to the requested certification, which is further confirmation of the Commission's recognized authority under Michigan law. The Commission also finds that ex parte approval is appropriate. The Commission grants the requested certification while reserving the right to prospectively revoke it, as PUHCA permits, and on condition that CMS and Consumers not seek to recover from Michigan ratepayers any direct or indirect costs of the investment in foreign utilities. Furthermore, the granting of the certification is not approval or endorsement of the transaction. Finally, each time CMS and its affiliates have cumulatively invested another $50 million or more in foreign utility investments, CMS shall provide the Commission with written notice within 30 days.


The Commission FINDS that:

     a. Jurisdiction is pursuant to 1909 PA 106, as amended, MCL 460.551 etseq.; MSA 22.151 et seq.; 1919 PA 419, as amended, MCL 460.51 et seq.; MSA 22.1 et seq.; 1939 PA 3, as amended, MCL 460.1 et seq.; MSA 22.13(1) et seq.; 1969 PA 306, as amended, MCL 24.201 et seq.; MSA 3.560(101) et seq.; 15
USC 79z-5b; and the Commission's Rules of Practice and Procedure, as amended, 1992 AACS, R 460.17101 et seq.

     b. With respect to the transactions described in CMS's application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

     c. Ex parte approval is appropriate.


THEREFORE, IT IS ORDERED that:

     A. The certification requested by CMS Energy Corporation pursuant to 15 USC 79z-5b is granted. With respect to the transactions described in the application, the Commission has the authority and resources to protect ratepayers subject to its jurisdiction and intends to exercise that authority.

     B. Each time CMS Energy Corporation and its affiliates have cumulatively invested another $50 million or more in foreign utility investments, CMS Energy Corporation shall provide the Commission with written notice within 30 days.

     C. CMS Energy Corporation shall make available books and records necessary for the Commission to determine that ratepayers are not being adversely affected. The Commission reserves jurisdiction and may issue further orders as necessary.

     Any party desiring to appeal this order must do so in the appropriate court within 30 days after issuance and notice of this order, pursuant to MCL 462.26; MSA 22.45.


                                        MICHIGAN PUBLIC SERVICE COMMISSION


                                        /s/ Laura Chappelle
                                            Chairman
( S E A L )
                                        /s/ David A. Svanda
                                            Commissioner

                                        /s/ Robert B. Nelson
                                            Commissioner

By its action of February 22, 2001.

/s/ Dorothy Wideman
Its Executive Secretary